 Exhibit 99.1

CB Pharma Acquisition Corp. (CB) Announces Non-Binding Offer to Acquire National Holdings Corporation (NHLD)

$3.25 Per Share All-Cash Offer Represents a Significant Premium for NHLD Shareholders

For interested NHLD shareholders, $3.50 Per Share in Stock of CB Acquisition Corp., for up to 50% of NHLD shares

-- New York, NY - November 25, 2015 – CB Pharma Acquisition Corp. (NASDAQ: CNLM) (“CB”) disclosed today that it submitted to the Board of Directors (the “Board”) of National Holdings Corp. (NASDAQ: NHLD) (“NHLD” or the “Company”) on November 18, 2015 a non-binding proposal to acquire NHLD. Under the terms of the proposed acquisition, NHLD shareholders would receive $3.25 per NHLD share in cash or, for shareholders of NHLD who choose instead to receive common stock of CB in lieu of cash, CB will acquire up to 50% of the outstanding capital stock of NHLD in exchange for $3.50 per share in common stock of CB. The offer price in cash represents a 32% premium over the Company’s closing price on November 17, 2015, the date before this proposal was presented to NHLD.

The Company currently has sufficient cash on hand to fully consummate the proposed acquisition. Additionally, the Company has arranged a back-up source of financing in the event that CB shareholders elect to exercise their redemption rights. The non-binding offer, which was made on November 18, 2015, has received no response from the Company other than to say it was referred to a special committee of the Board.

CB is publicly disclosing the contents of its letter proposal in order to inform NHLD’s shareholders and other stakeholders of the significant shareholder value and compelling strategic fit that CB believes would result from a combination of the two companies. NHLD is a leading independent broker with a substantial investment banking presence, particularly in biotechnology. Senior officers of CB and their affiliates currently operate and previously operated biotechnology companies that were clients of NHLD and retain close working relationships with NHLD, which could equate to significant future business for NHLD. CB believes that its management team’s extensive network in biotechnology and financial services can expand NHLD’s business prospects, and provide significant value to NHLD and their more than 1,000 independent advisors, brokers, traders and sales associates.

“We believe that the combination of CB and NHLD represents a compelling opportunity for both companies and their respective shareholders, and will enhance the business and growth prospects of NHLD,” said Michael S. Weiss, Co-Chairman of the CB Board of Directors and former Chairman of the Board of NHLD. Mr. Weiss continued, “We have a distinct vision for growing and enhancing the profitability of NHLD. Our purchase offer provides value for NHLD shareholders at a substantial premium to the current market price, thus giving clear recognition to the Company’s upside potential. We believe CB shareholders will benefit from the attractive growth prospects of this combination. Additionally, our bifurcated offer provides a flexible approach by offering stock to NHLD shareholders who are interested in participating in the future of the combined companies. We are highly confident in the prospects of the combined company, and seek the Board’s immediate cooperation in entering into constructive discussions in order to complete this transaction as soon as possible.”

CB’s offer is subject to completion of confirmatory due diligence by CB and its financing source and the negotiation and execution of definitive documentation. As a result, there can be no current assurance that an agreement among the two companies will be reached.

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Below is the full text of the letter sent on November 18, 2015:

November 18, 2015

VIA E-MAIL

Mr. Robert Fagenson

Chairman & CEO

National Holdings Corporation

410 Park Avenue
14th Floor
New York, NY 10022

cc: Board of Directors of National Holdings Corporation

Dear Mr. Fagenson:

I am writing on behalf of CB Pharma Acquisition Corp. (collectively with its affiliates, “CB”, “we”, “us” or “our”) to notify you of our interest in pursuing an acquisition of National Holdings Corporation (“National” or the “Company”). As you know, the principals of CB are quite familiar with the Company from their prior involvement with National and through their current working relationship with National and we are excited by the long-term potential of the business and our ability to help significantly increase the value of the Company.

We have conducted preliminary due diligence on the Company based on public available information and the increasingly dynamic market landscape in which it operates. Based on that work, we are proposing to acquire 100% of the outstanding capital stock of the Company for $3.25 per share in cash. Additionally, for shareholders of the Company who prefer to receive common stock of CB in lieu of cash, we will acquire up to 50% of the outstanding capital stock of the Company for $3.50 per share in common stock of CB. The offer price in cash represents a 32% premium over the Company’s closing price on November 17, 2015. The offer price in stock of CB represents a 42% premium over the Company’s closing price on November 17, 2015.

We are confident that our proposal delivers uniquely compelling value to the Company’s stockholders. As you know, through our Principals experience with National, we have a strong appreciation for the expertise of the Company’s business. We believe common ownership will enable us to leverage unique experience and additional synergies to support our proposed offer range and differentiate us from other potential acquirers.

Given our strong interest in the Company, expertise in the industry and work conducted to date, we believe we are ideally positioned to move expeditiously to consummate a potential transaction. CB currently has sufficient cash on hand to consummate the merger on a cash basis. We believe that, conditioned upon CB being given exclusive access to management for a four week period, we would be able to complete confirmatory due diligence and negotiate and sign a definitive agreement.

Both CB and our legal counsel strongly believe that a pre-signing market check by the Company or its representatives is neither necessary nor prudent. We believe that the Board should forego a pre-signing market check, and are prepared to agree to a limited post-signing “go-shop” that would permit the Board to fully exercise its fiduciary duties in case a superior proposal is available at that time. This less disruptive approach ensures maximum value for the Company’s stockholders, whether from CB or from another potential acquirer following signing. Our proposal is predicated on this approach.

Our principal advisors on the proposed transaction include Alston & Bird and Graubard Miller (legal) and Marcum, LLP (tax and accounting). Our entire team is ready to engage in the next stage of discussions with the Company and its advisors.

Nothing in this letter should be considered to constitute a binding obligation or commitment of CB to proceed with, or consummate, a transaction. Any transaction among the parties is subject to, and qualified in its entirety by, the execution and delivery of mutually acceptable definitive written agreements. Please understand that CB’s interest in the Company, the existence of this letter and its contents are strictly confidential and may not be disclosed, including to the public, except to the Board and such of the Board’s advisors, as may be necessary for the Board to evaluate our proposal.

As with any discussion of this nature, we believe time is of the essence. National has the highest priority within CB and we are available to discuss all aspects of this letter with you. I can be reached at 212-554-4366 (office), or LR@fortressbiotech.com. We look forward to hearing from you soon.

Sincerely,

Dr. Lindsay A. Rosenwald

Chairman and CEO

CB Pharma Acquisition Corp.

3 Columbus Circle, 15th Floor

New York, NY 10019

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About CB Pharma Acquisition Corp.

CB Pharma is a Cayman Islands exempted company formed for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization, or similar business combination with one or more businesses or entities. The Company's efforts to identify target businesses will not be limited to a particular industry or geographic region, though it intends to initially focus its search on businesses in North America, Europe, South America, and/or Asia operating in the specialty pharma and generic drug industries.

Forward Looking Statements

This press release includes "forward-looking statements" that are not historical facts, and involve risks and uncertainties that could cause actual results to differ materially from those expected and projected. Words such as "expects", "believes", "anticipates", "intends", "estimates", "seeks" and variations and similar words and expressions are intended to identify such forward-looking statements. Such forward-looking statements relate to future events or future performance, but reflect CB Pharma management's current beliefs, based on information currently available. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward-looking statements, including without limitation, that anticipated synergies of the combination will not be realized, that CB will not be able to use its contacts and relationships to enhance NHLD's business, that CB's vision for NHLD will not prove to be successful if implemented or that CB will be successfully able to enhance the business and growth prospects of NHLD. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, please refer to the Risk Factors section of CB Pharma's prospectus for its offering filed with the Securities and Exchange Commission. Except as expressly required by applicable securities law, CB Pharma disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities.

Contact:

Jaclyn Jaffe

CB Pharma Acquisition Corp.

781-652-4500